Exhibit 8 cc

Supplement Dated May 1, 2003

To the Prospectus of the

VARIFUND Variable Annuity

Dated May 1, 2003

Issued Through

CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

by

CANADA LIFE INSURANCE COMPANY OF AMERICA

On May 1, 2003, Levco Equity Value Fund (“Levco Fund”), an investment option under the Varifund variable annuity (the “Contract”), will be closed to new monies.

On May 1, 2003, the Sub-account investing in the Levco Fund will no longer accept new premiums or transfers from other subaccounts or the fixed account, including dollar cost averaging transfers and automatic portfolio rebalancing. Monies already allocated to the Levco Fund Sub-account will remain in that Subaccount until Canada Life receives contrary instructions from you.

In addition, the Levco Fund will be deleted, wherever listed, from any instructions you have given us regarding your premium allocation, dollar cost averaging, automatic account rebalancing, or systematic withdrawals, and we will reassign the percentages previously assigned to the Levco Fund on a pro-rata basis among the remaining portfolios listed in your instructions. If you want us to treat your account differently, please call the Administrative Office at 1-800-905-1959.

Canada Life has learned that the date of liquidation of the Levco Fund will be on or about September 1, 2003.

On the date of the liquidation, Canada Life will allocate the monies it will receive upon the liquidation of the Levco Fund to the Subaccount that invests in the Fidelity VIP Money Market Portfolio (“Money Market Portfolio”).

The investment objective and policies of the Money Market Portfolio are summarized below. Contract owners and prospective purchasers should carefully read the Money Market Portfolio’s prospectus that accompanied the prospectus for the Contract. For additional copies of the Money Market Portfolio’s prospectus, please contact the Administrative Office.

The Money Market Portfolio seeks as high a level of current income as is consistent with preservation of capital and liquidity.

Exhibit 8 cc

The following fees, before reimbursement and waivers, were associated with the Money Market Portfolio and the Growth Fund for the year 2002:

Portfolio Name	Management Fees	12(b)-1 Fees	Other Expenses (before expense reimbursement, if any)	Total Annual Portfolio Expenses (before expense reimbursement, if any)
Fidelity VIP Money Market Portfolio	0.20%	0.00%	0.09%	0.29%
Levco Equity Value Fund	0.85%	0.00%	0.98%	1.83%(a)

From the date of this Supplement to the date of the liquidation, each Contract owner is permitted to make one transfer of all amounts under the Contract invested in the Levco Fund to one, or several, of the other portfolios available in your Contract. No transfer fee will be charged and this transfer will not count as a “free” transfer as defined in your Contract. Also, Canada Life will not exercise any rights reserved under your Contract to impose additional restrictions on transfers until at least 30 days after the liquidation occurs. Attached to this Supplement is a Transfer Request Form. You will be sent a confirmation statement of any voluntary transfer.

If you have not transferred out of the Levco Fund by the date of its liquidation, any monies Canada Life receives upon the liquidation of the Levco Fund will be automatically invested, by Canada Life, in the Subaccount that invests in the Money Market Portfolio.

After the liquidation, if you had not voluntarily transferred out of the Levco Fund, you will be sent a written confirmation statement and notice informing you of any reinvestment that had been carried out. You will have 30 days from the date of the liquidation to transfer all monies that were automatically invested in the Money Market Portfolio, into one, or several, of the other portfolios without that transfer counting as a “free” transfer as defined in your Contract. Also, during those 30 days, Canada Life will not exercise any rights reserved under your Contract to impose additional transfer restrictions.

Please use this supplement with the May 1, 2003 Prospectus. Additional copies of the Varifund prospectus are available from Canada Life. Read this supplement and your prospectus carefully and keep both documents together for future reference.

Dated May 1, 2003

(a) The Adviser contributed capital to the Fund for estimated income tax expenses incurred by the Fund. The expense ratios and net investment income ratios were increased by 0.17% and decreased by 0.17%, respectively. As a result of the Adviser’s capital contribution, there was no impact to the Fund’s net assets or total return for 2002. The amount by which the net expense ratio of 1.27% exceeds the expense limitation of 1.10% relates to the estimated income tax expense which has been absorbed by the Adviser through a capital contribution.